

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

December 30, 2014

VIA ELECTRONIC MAIL

Erik A. Vayntrub, Esq.
Capital Research and Management Company
333 South Hope Street, 33rd Floor
Los Angeles, California 90071

      Re: Capital Group ETF Trust, et al.; File No. 812-14339

Dear Mr. Vayntrub:

By form APP-WD filed with the Securities and Exchange Commission on December 26, 2014, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Mary Kay Frech

Mary Kay Frech
Branch Chief

cc: Dalia O. Blass, Assistant Director
     Paul F. Roye, Capital Research and Management Company